Exhibit 99.9

FIRST AMENDMENT TO

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Amendment”), dated to be effective as of March 23, 2021, is entered into by and among each of TJV-168, LLC, an Arizona limited liability company (“TJV”), First Clearest Choice, Inc., a Wyoming corporation (“FCC”), and each of the other Persons listed on the signature page hereto (each being referred to individually as a “Seller” and collectively as “Sellers”), TJV, as the representative of Sellers (“Sellers’ Representative”), Blue Camo LLC, an Arizona limited liability company (the “Company”), CSAC Acquisition AZ Corp., a Nevada corporation (“Buyer”), and AYR Wellness Inc., formerly known as AYR Strategies Inc., a British Columbia corporation and parent corporation of Buyer (“Parent”). Sellers, the Company, Buyer and Parent may be referred to individually as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, Sellers, Sellers’ Representative, the Company, Buyer and Parent are parties to that certain Membership Interest Purchase Agreement dated as of January 27, 2021 (the “Purchase Agreement”), pursuant to which Sellers agreed to transfer to Buyer all of the issued and outstanding membership interests of the Company, subject to the terms and conditions of the Purchase Agreement; and

WHEREAS, in accordance with Section 10.07 of the Purchase Agreement, the Parties desire to amend the Purchase Agreement.

NOW, THEREFORE, in consideration of the recitals and of the mutual covenants, conditions, and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.                  Defined Terms. Capitalized terms used but not defined herein have the meanings given them in the Purchase Agreement. Except as expressly amended by this Amendment, the Purchase Agreement shall continue in full force and effect.

2.                  Amendments.

(a)                 Section 1.01(e)(xvi) is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provision in this Agreement, 2.5% of the amounts payable to Sellers for each of the 2021 Earn-out, the 2022 Earn-out and the CFD-JV Extended Earn-out , if any, will be paid in cash rather than in Exchangeable Shares, up to a maximum cumulative amount of $7,500,000 and all references to the Exchangeable Shares issued in connection with the 2021 Earn-out, the 2022 Earn-out and the CFD-JV Extended Earn-out shall be deemed to be a reference to Exchangeable Shares and cash (with each Seller receiving the portion of Exchangeable Shares calculated in accordance with this Agreement and it’s portion of the cash amount determined by multiplying the aggregate amount of Exchangeable Shares and cash by the percentage of earn-out shares set forth opposite such Seller’s name on Exhibit A).”

(b)                The following sentence is added after the first sentence of Section 6.14(a) of the Purchase Agreement:

“Notwithstanding anything to the contrary herein, it is acknowledged and agreed that (i) as of the Closing the only assets and liabilities of Willcox OC, LLC are its rights and obligations under Purchase and Sale Agreement and Joint Escrow Instructions dated December 31, 2020, by and between [**********] a married man dealing with his sole and separate property, as Seller, and Willcox OC, LLC, an Arizona limited liability company and/or Nominee, as Buyer. (the “RP [**********] Purchase Agreement”), and (ii) if the Parent or the Buyer causes Wilcox OC, LLC to purchase the real property described in the RP Purchase Agreement (and prompt written notice of such decision shall be delivered to [**********] ), then (1) Parent or the Buyer shall concurrently with the such closing reimburse [**********] who controlled the sole member of Wilcox OC, LLC for the down payment made under the RP Purchase Agreement, (2) any amounts payable in connection with the closing of the transactions contemplated by the RP Purchase Agreement (including, without limitation, the purchase price for the real property set forth therein and the reimbursement of the down payment) shall not affect or reduce the Company’s 2021 Adjusted EBITDA, the Company’s 2022 Adjusted EBITDA, the 2021 Earn-out or the 2022 Earn-out and (3) Wilcox OC, LLC will enter into a lease agreement with CFD-JV (as defined below) for the use of such real property containing commercially reasonable terms and conditions (as agreed to by the Buyer and the Sellers’ Representative) or (iii) if within thirty (30) days after the Closing, the Parent or the Buyer does not cause Willcox OC, LLC to purchase the real property described in the RP Purchase Agreement, then (1) within ten (10) Business Days, the Parent and the Buyer shall cause Wilcox OC, LLC to assign its rights under the RP Purchase Agreement to [**********] (or one of his Affiliates) on documentation containing the terms and conditions required by the RP Purchase Agreement and (2) if [**********] or such Affiliate purchases the real property described in the RP Purchase Agreement, then Jason or such Affiliate shall negotiate with Parent or one of its Affiliates for a lease of such real property by CFD-JV or otherwise but if such persons cannot come to an agreement within fifteen (15) Business Days, then [**********] or his Affiliate shall be able to lease the property to any other Person (including, including, without limitation, a Person engaged in the Business) or sell, transfer or dispose of such real property to any other Person (including, without limitation, a Person engaged in the Business) but otherwise in compliance with Section 9.7, and (iv) Willcox OC, LLC is currently negotiating a joint venture contemplated with [**********] for an outdoor cannabis cultivation facility to operate a cannabis cultivation and production/extraction facility under a preliminary but not final zoning approval currently held, directly or indirectly, by Willcox OC, LLC (“CFD JV”) and each Seller acknowledges and agrees that the CFD JV is a corporate opportunity of the Company and not of any Seller and that no additional consideration is due to any Seller with respect to such corporate opportunity. It is hereby acknowledged and agree that [**********] is an intended third party .beneficiary of subclauses (ii) and (iii) of the previous sentence, may enforce the provisions of subsection (ii) and (iii) of the previous sentence and subsections (ii) and (iii) of the previous sentence may not be amended without the prior written consent [**********]. Notwithstanding anything to the contrary contained herein or in the Disclosure Schedules, the RP Purchase Agreement shall be deemed disclosed in, update and become part of the Disclosure Schedules where necessary and shall qualify all of the representations and warranties set forth herein for all purposes of this Agreement; including without limitation as it relates to any claims for indemnification.”

(c)                 The following is hereby added to the end of subclause (i) in the third sentence of Section 1.01(d)(iii):

“; provided however, that the acquiring subsidiary will not consummate a Change of Control of such acquiring subsidiary or the applicable acquired entity unless such acquirer is a wholly-owned subsidiary of Parent, and Parent shall cause all of its subsidiaries (including, without limitation, any wholly-owned subsidiary which acquires Lower Holdings, Upper Holdings, the Buyer, the Company or any wholly-owned subsidiary which acquires any of the aforementioned entities), to comply with the covenants set forth in this Agreement.”

(d)                The definition of “Change of Control” as found in Section 1.01(d)(iv), is hereby amended and restated to read as follows:

“Change of Control” means (i) a merger, acquisition or other transaction after which then current equity holders of the applicable Person (as hereinafter defined) own or control less than fifty percent (50%) of the surviving entity, provided that for purposes herein “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; (ii) a sale, a grant of exclusive license, transfer or other disposition of all or substantially all of the assets of the applicable Person; (iii) a sale, assignment or transfer of fifty percent (50%) or more of the voting capital securities of the applicable Person; provided that the conversion of the Parent’s multiple voting shares in accordance with their terms shall not constitute a Change of Control or (iv) with respect to THW, (a) the issuance of any equity securities to anyone other than the Company, Buyer or any other Company Entity in connection with the conversion of THW to a for-profit corporation, (b) permitting a majority of the board of directors of THW to be persons that are not employees, officers or directors of Parent or the Company or (c) the admission of any member of THW other than the Company.”

(e)                 The following sentence is hereby added at the end of Section 1.01(e)(xv):

“On or prior to each of the 2021 Earn-out and the 2022 Earn-out, as applicable, (i) the Buyer and the Parent shall take all actions necessary to ensure that there are sufficient Exchangeable Shares authorized to permit the issuance of the Exchangeable Shares in connection with the 2021 Earn-out and 2022 Earn-out and (ii) Parent shall take all actions necessary to ensure that there are reserved for issuance a sufficient number of Subordinate Shares to be issued on the conversion of any Exchangeable Shares issued in connection with the 2021 Earn-out or the 2022 Earn-out.”

(f)                  Exhibit E. Exhibit E of the Agreement is hereby amended and restated in its entirety to only include the form of promissory note attached hereto as Exhibit A.

(g)                Exhibit F. Exhibit F of the Agreement is hereby amended and restated in its entirety to only include the form of promissory note attached hereto as Exhibit B

(h)                The dates set out in the first sentence of Section 1.01(e)(iv) for the delivery of Earnout Statements are revised to read April 10, 2022 and April 10, 2023 respectively.

(i)                  Section 2.06(b) is hereby amended and restated in its entirety as follows:

“If the Final Closing Working Capital is more than the Estimated Working Capital, the Buyer will pay to the Sellers the amount of such excess as follows: (i) the aggregate amount of Promissory Notes will be increased on a dollar for dollar basis to the extent that the Final Closing Working Capital is more than the Estimated Working Capital, up to the amount of the Target Working Capital, and (ii) if the Final Closing Working Capital exceeds the Target Working Capital, the amount of such excess in cash, with, in each case, each Seller receiving its pro rata share of such excess as set forth in the Funds Flow.”.

3.                  Company EBITDA.

(a)       It is acknowledged and agreed that (i) if the aggregate amount of the 2021 Earnout and the 2022 Earnout does not equal the Earn-out Cap, and if the Parent or any its Affiliates (including without limitation the Company or any Company Entity after the Closing) enters into the CFD-JV, then each Seller will receive its pro rata share (as set forth on the Funds Flow) of an amount determined by (A) first subtracting the CFD-JV EBITDA Threshold, from the CFD-JV Adjusted EBITDA (provided that, such amount, if a negative number, will be zero) and (B) multiplying the amount determined in accordance with subclause (A) by Parent’s CFD-JV March 2023 Adjusted EBITDA Multiple (the “CFD-JV Extended Earn-out”) which is payable in cash and Exchangeable Shares as described herein.

(b)       Definitions.

(1)                “CFD-JV Adjusted EBITDA” means the Adjusted EBITDA of the CFD-JV for the three-month period ending March 31, 2023 (the “CFD-JV Extended Earn-out Period”), multiplied by the Parent CFD-JV Share.

(2)                “CFD-JV EBITDA Threshold” means $30,000,000 minus the sum of (A) the Company’s 2021 Adjusted EBITDA (calculated for the avoidance of doubt without regard to the reduction described in subclause (A)(1) of the first sentence of Section 1.01(e)(i)) and (B) the Company’s 2022 Adjusted EBITDA (calculated for the avoidance of doubt without regard to the reduction described in subclause (A)(1) of the first sentence of Section 1.01(e)(ii)) (provided that, such amount, if a negative number, will be zero), and multiplying such amount by the Parent’s direct or indirect share based upon its percentage interest of the CFD-JV ownership interest, assuming that all such ownership interests have the same rights in the CFD-JV, and if not as agreed to by the Buyer and the Sellers’ Representative (such percentage, the “Parent CFD-JV Share”).

(3)                “Earn-out Cap” means $300,000,000 less (A) any reductions to the 2021 Earn-out or the 2022 Earn-out as described in Section 1.01(e)(i) or Section 1.01(e)(ii), as applicable, less (B) the amount of any consideration received by the Sellers’ Representative under Section 1.01(e)(xi) and set forth in Schedule 1.01(e)(xi) for an entity undergoing a Change of Control.

(4)                “Parent’s CFD-JV March 2023 Adjusted EBITDA Multiple” means the amount determined by (A) dividing the Parent’s March 2023 Total Diluted Enterprise Value by Parent’s Quarterly-Based March 2023 Adjusted EBITDA and (B) multiplying the number determined pursuant to subclause (A) by .60.

(5)                “Parent’s Quarterly-Based March 2023 Adjusted EBITDA” means the sum of (i) four times the Adjusted EBITDA of Parent and its direct or indirect Affiliates (calculated on a consolidated basis) for the three month period ending March 31, 2023 and (ii) for each operating business acquired by Parent or any of its direct or indirect Affiliates during the three-month period ending March 31, 2023, four times the Adjusted EBITDA of such operating business prior to the closing of such acquisition.

(c)       The aggregate dollar amount of the CFD-JV Extended Earnout will not exceed the Earn-out Cap less the sum of the 2021 Earn-out and the 2022 Earn-out.

(d)       The Parent shall, and shall cause its direct or indirect Affiliates including the CFD-JV not (i) to sell, transfer, assign or otherwise dispose of its, direct or indirect, ownership interests in the CFD-JV or (ii) permit the CFD-JV to undergo a Change of Control until after March 31, 2023.

(e)                 No draws will be made under the Available Financing and no amounts will be added to the Seller Earn-out Notes during the CFD-JV Extended Earn-out Period.

(f)                  The CFD-JV Extended Earn-out, if any, will be payable up to 2.5% in cash and the remainder in Exchangeable Shares which shares are exchangeable on a one-to-one basis for Subordinate Voting Shares (or any other publicly traded equity securities as described in Section 1.01(d)(iv)) that are listed on the CSE (or any other Eligible Exchange). The number of Exchangeable Shares issued to the Sellers (with each Seller receiving its pro rata portion of the CFD-JV Extended Earn-out as set forth in the Funds Flow) will be determined by dividing the amount of the CFD-JV Extended Earn-out by the 10-day volume-weighted average price of the Parent’s publicly reported stock prices as of June 30, 2023 (rounding up for any fractional shares and as converted into US dollars based on the exchange rate as of June 30, 2023).

(g)       On or before May 31, 2023, Parent shall prepare and deliver to Sellers’ Representative the calculation of the CFD-JV Extended Earn-out along with the underlying calculations of the CFD-JV Adjusted EBITDA, the Parent’s March 2023 Total Diluted Enterprise Value and the Parent’s 2023 Adjusted EBITDA which shall also set forth whether the CFD-JV Extended Earn-out is due and the amount of the CFD-JV Extended Earn-out in accordance with the terms hereof (the “CFD-JV Earnout Statement”). After receipt of the CFD-JV Earnout Statement, Sellers’ Representative shall have thirty (30) days (the “CFD- JV Earnout Statement Review Period”) to review the CFD-JV Earnout Statement. During the CFD-JV Earnout Statement Review Period, Sellers’ Representative and its accountants and other representatives shall have full access to the books and records of the Company, each Company Entity, the Buyer, CFD-JV and the Parent, the personnel of and work papers prepared by Parent, Buyer, the Company, CFD-JV and each Company Entity and/or their respective accountants, employees and agents to the extent that they relate to the CFD-JV Earnout Statement (and the calculations set forth therein) and to such historical financial information relating to the CFD-JV Earnout Statement (and the calculations set forth therein) as Sellers’ Representative may reasonably request for the purpose of reviewing the CFD-JV Earnout Statement and to prepare any objections to the CFD-JV Earnout Statement. The provisions under Sections 1.01(e)(v), (vi), (vii) and (viii) will also apply to the CFD-JV Extended Earn-out with corresponding changes for any defined terms set forth herein.

(h)       If the CFD-JV Extended Earn-out is payable pursuant to this Section 3, Buyer and the Parent will, within five (5) Business Days after the determination of the amount thereof (whether by mutual agreement of Parent and Sellers’ Representative or by the Independent Accountant), (i) pay up to 2.5% of the CFD-JV Extended Earn-out in cash and (ii) issue the Exchangeable Shares to the Sellers as described in this Section 3 and for purposes of clarity, if any portion of the CFD-JV Extended Earn-out contains amounts which are disputed and amounts which are not disputed, as described herein, the Buyer and the Parent will pay the applicable amount in cash and issue the applicable number of Exchangeable Shares to the Sellers as described herein with respect to any amounts which are not disputed.

(i)       Until March 31, 2023, the Parent shall cause the CFD-JV to invite Sellers’ Representative to attend all meetings of its Board of Managers (or other similar governing body) in a non-voting observer capacity and, in this respect, shall provide Sellers’ Representative copies of all notices, minutes, consents and other materials that it provides to its members of its governing body at the same time and in the same manner as provided to such Persons.

(j)        The contingent right to receive the CFD-JV Extended Earn-out will not be represented by any form of certificate or other instrument, is not transferable, except a transfer as an operation of Law, and until received, does not constitute an equity or ownership interest in Buyer, Parent, the Company or the Company Entities. Each Seller will not have any rights as a security holder of Buyer, Parent, the Company, or the Company Entities as a result of such Seller’s contingent right to receive its portion of the CFD-JV Extended Earnout. No interest is payable with respect to the CFD-JV Extended Earn-out, unless such payment is not made when due, in which case any earn-out payment due will bear interest at a rate of 10% per annum from the due date; provided that if any portion of the CFD-JV Extended Earn-out is being disputed in good faith, interest will not accrue on such portion unless and until such portion is finally determined to be payable as described herein.

(k)       Buyer and Sellers recognize and agree that the earn-out payments made to Sellers in the form of Exchangeable Shares under this Section 3, if any, (A) subject to Section 483 of the Code, will be treated as a receipt of stock by Sellers for purposes of Section 351(b) of the Code if and when such earn-out payment is actually made, and (B) shall not be treated as a receipt of other property or money for purposes of Section 351(b) of the Code.

(l)        All Exchangeable Shares (and any resulting Subordinate Voting Shares) issued as an earn-out payment under this Section 3 will be freely tradeable upon issuance subject to a full 4 month hold period in accordance with Canadian securities laws.

(m)      In the event that the Parent consummates a Change of Control after the expiration of the Earn-out Period but prior to March 31, 2023, the Parent shall comply with the first three sentences of Section 1.01(e)(xi) and treat such Change of Control as if it was consummated prior to the Earn-out Period and such provision shall apply to the CFD-JV Extended Earn-out as if were the 2021 Earn-out or the 2022 Earn-out.

(n)       The parties hereby acknowledge and agree that the terms and conditions of this Section 3 are being added to the Agreement to account for the transfer of the LLC interests of Willcox OC, LLC to the Company, which transfer was expressly provided for in the Agreement (prior to this Amendment) as an action to be taken by Sellers in order to ensure all assets of the Company are properly in the name of the Company on or prior to the Closing. This Amendment clarifies the application of the earnout payments arising from the transfer of the equity securities of Willcox OC, LLC to the Company, does not expand the scope of the originally contemplated transaction, and will not increase the maximum aggregate consideration payable under the Agreement.”

(o)       The Parent hereby makes the representations and warranties in Section 5.02 and Section 5.04 of the Agreement with respect to any Exchangeable Shares issued in connection with the CFD-JV Extended Earn-out and the references to the Exchangeable Shares issued in connection with the 2021 Earn-out or the 2022 Earn-out in Section 1.01(d)(iv) and Section 6.11 of the Agreement shall also include the Exchangeable Shares issued in connection with the CFD-JV Extended Earn-out.

4.       Miscellaneous. This Amendment may only be amended, modified, or supplemented by an agreement in accordance with Section 10.07 of the Purchase Agreement. This Amendment shall be governed by and construed in accordance with the laws of the State of Arizona without giving effect to any choice or conflict of law provision or rule (whether of the State of Arizona or any other jurisdiction). This Amendment may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed to be effective as of the date first written above.

Buyer:

CSAC Acquisition AZ Corp.,

By:	[**********]
	Name:	Jonathan Sandelman
	Title:	President

Parent:

AYR Wellness, Inc.

By:	[**********]
	Name:	Jonathan Sandelman
	Title:	Chief Executive Officer

the Company:

Blue Camo, LLC

By:
Name:
Title:

Sellers’ Representative:

TJV-168, LLC

By:
Name:
Title:

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed to be effective as of the date first written above.

Buyer:

CSAC Acquisition AZ Corp.,

By:
Name:
Title:

Parent:

AYR Strategies, Inc.

By:
Name:
Title:

the Company:

Blue Camo, LLC

By:	[**********]
Name:
Title:

Sellers’ Representative:

TJV-168, LLC

By:
Name:
Title:

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:	[**********]
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE. INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:	[**********]
Name:	[**********]
Title:	[**********]

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

Sellers:

TJV-168. LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CI1OICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS. LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

GOOD DEAL, LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY
PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT LLC

By:
Name:
Title:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:	[**********]
Name:	[**********]

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY
PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:
Name:
Title:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY
PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:
Name:
Title:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

NAMAX CAPITAL, LLC MONEY
PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:
Name:
Title:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY
PURCHASE PENSION PLAN & TRUST

By:	[**********]
Name:	[**********]
Title:	[**********]

BITTERROOT, LLC

By:
Name:
Title:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY
PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:	[**********]
Name:	[**********]

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:	[**********]
Name:	[**********]
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

GIBBS FAMILY TRUST DATED JULY
14,1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:	[**********]
Name :	[**********]
Title:	[**********]

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:	[**********]
Name:	[**********]
Title:	[**********]

IRAD CAPITAL LLC

By:
Name:
Title:

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS. LLC

By:
Name:
Title:

SPLIT ACES. LLC

By
Name:
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:	[**********]
Name:	[**********]
Title:	[**********]

WILLIAM D ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

[**********]

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK. BRAND LLLP

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D .ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

[**********]

BEEHOUSE, LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

GK BRAND LLLP

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

BEEHOUSE, LLC

By:
Name:
Title:

GK B

By:	[**********]
Name:	[**********]

BEARS LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

WEBER DR LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

Exhibit A

Form of Promissory Note

(See attached)

SECURED PROMISSORY NOTE

Principal Amount: $[ ].00 (subject to adjustment as described herein)	Date: March , 2021

For value received, the receipt of which is hereby acknowledged, [CSAC ACQUISITION AZ INC.] (“Maker”) hereby promises to pay to the order of [                                ]         (the “Holder”) at such place as Holder may from time to time designate in writing or via wire transfer of immediately available funds with confirmatory receipt pursuant to the instructions provided by the Holder, the principal sum of [                 ] Dollars ($[       ].00) (subject to adjustment as described herein) (the “Principal Amount”), less any Withheld Amounts (as hereinafter defined) plus interest thereon, subject in all respects to adjustment as described in Section 1.01(b), Section 1.01(c), Section 2.06 and Section 9.03(f) of the Purchase Agreement. This Secured Promissory Note (this “Note”) is being issued pursuant to that certain Membership Interest Purchase Agreement, dated as of January 27, 2021 (as amended from time to time, the “Purchase Agreement”), by and among, inter alios, Blue Camo, LLC, an Arizona limited liability company (the “Company”), the members of the Company set forth on the signature pages to the Purchase Agreement (the “Sellers”), the Sellers’ Representative, Maker and AYR Wellness Inc., formerly known as AYR Strategies Inc., a British Columbia corporation and parent corporation of Maker (“Parent”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

The parties herby acknowledge and agree that the Principal Amount may be increased or decreased as described in Section 1.01(b), Section 1.01(c) and/or Section 2.06 of the Purchase Agreement. Within 5 Business Days after the final determination of the any adjustments to the Principal Amount as set forth in the Purchase Agreement in accordance with the terms and conditions set forth therein, the Sellers’ Representative shall give the Holder written notice of the final Principal Amount after each adjustment described in the Purchase Agreement and after the final adjustment set forth in the Purchase Agreement such amount shall be the Principal Amount of this Note.

1.	Indemnification Offset. It is acknowledged and agreed that Maker shall be entitled to set off, postpone, withhold and apply any amounts owing to Holder under this Note in accordance with and on the terms set forth in Section 9.03(f) of the Purchase Agreement (such amounts, “Withheld Amounts”).

2.	Payment Terms.

a)	Interest Rate and Interest Payment. Interest shall accrue daily on the outstanding Principal Amount on the basis of a 365 or 366 day year, as the case may be, based on the actual number of days elapsed at a rate per annum of ten percent (10%). Accrued and unpaid interest on the outstanding Principal Amount shall be paid on [Insert the day of the 6 month anniversary of the Closing] (the “Initial Interest Payment Date”), and on each six month anniversary of the Initial Interest Payment Date thereafter. Upon the occurrence and during the continuance of an Event of Default, interest shall accrue on the outstanding Principal Amount at the base rate of interest set forth above plus 8% per annum (a total of 18%).

b)	Maturity. Subject to any offsets for Withheld Amounts made pursuant to Section 1 of this Note, the entire Principal Amount and all then accrued and unpaid interest thereon shall be paid in full to Holder on the earlier of (i) [ ], 202[ ][1], (ii) following acceleration, if applicable, upon the occurrence and during the continuance of an Event of Default or (iii) concurrently with the consummation of a Repayment Event (as hereinafter defined), the Maker’s involuntary assignment of this Note or the Maker’s assignment of this Note by operation of law (such date, the “Maturity Date”). A “Repayment Event” means (A) a liquidation, dissolution or winding up of the Parent, the Maker, the Company, CSAC Holdings Inc., a Nevada corporation (“CSAC Holdings”) (a wholly-owned subsidiary of the Parent), CSAC Acquisition Inc., a Nevada corporation (“CSAC Acquisition”) or any Company Entity (B) a Change of Control of the Parent, the Maker, the Company, CSAC Holdings, CSAC Acquisition or any Company Entity. A “Change of Control” means (1) the sale of more than fifty percent (50%) of the issued and outstanding stock or other equity securities (on an as-converted basis) of any of the following entities: the Maker, the Parent, CSAC Acquisition, CSAC Holdings, the Company or any Company Entity; (2) the consolidation, merger or other business combination of any of the following entities with or into another entity: the Maker, the Parent, CSAC Acquisition, CSAC Holdings, the Company or any Company Entity; (3) the sale, lease, transfer, exclusive license or other disposition of more than fifty percent (50%) of the assets of any of the following entities in one or a related series of transactions: the Parent, the Maker, CSAC Holdings, CSAC Acquisition, the Company or any Company Entity; (4) with respect to Total Health & Wellness, Inc., an Arizona non-profit corporation, (i) the issuance of any equity securities to anyone other than the Company, the Maker or any Company Entity in connection with the conversion of the entity to a for-profit corporation, (ii) permitting a majority of the board of directors of Total Health & Wellness, Inc. to be persons that are not employees, officers or directors of Parent or the Company or (iii) the admission of any member of Total Health & Wellness, Inc. other than the Company or (5) the closing of a purchase, tender or exchange offer made to the holders of more than fifty percent (50%) of the outstanding stock (on an as-converted basis) of any of the following entities in one or a related series of transactions: the Maker, the Parent, CSAC Holdings, CSAC Acquisition, the Company or any Company Entity; provided, however, that in the event the Parent consummates any of the transactions described in clauses (1) through (4) above, such transactions shall be deemed a Change of Control only if the resulting pro forma ratio of secured indebtedness for borrowed money to EBITDA (as hereinafter defined) is greater than both (x) 2 to 1 and (y) the ratio of secured indebtedness for borrowed money to EBITDA immediately prior to such transaction. For the avoidance of doubt, exchanges of the non-voting exchangeable common shares of CSAC Acquisition into subordinate voting shares of Parent, in accordance with the terms of such non-voting exchangeable common shares, shall be disregarded for purposes of determining whether a Change of Control has occurred.

1 To be the date that is 4 years from the closing date.

For purposes of this Note, “EBITDA” shall mean: income (loss) from operations of the Parent and its, direct or indirect, subsidiaries (including without limitation the Maker and the Company) (on a consolidated basis), plus (1) fair value adjustments relating to biological assets, (2) interest, (3) taxes, (4) depreciation and amortization, (5) non-cash stock-based compensation, (6) acquisition and transaction related expenses and (7) other non-operating costs that are extraordinary, unusual or non-recurring in nature; in each case calculated in accordance with United States generally accepted accounting principles applied on a consistent basis; provided that, so long as the Parent maintains the listing of any of its equity securities on the CSE or a nationally recognized stock exchange in Canada, the Parent or the Maker may elect to use the EBITDA of itself and its subsidiaries as included in its publicly filed securities reports.

Within ten (10) Business Days prior to the closing of any transaction described in clauses (1) through (4) of the definition of “Change of Control,” the Parent shall prepare and deliver to the Sellers a calculation of the actual amount of the secured indebtedness for borrowed money and EBITDA as of the closing of such transaction, all in reasonable detail. The Parent will make available to each Seller the Parent’s records, books and any workpapers used by the Parent in preparing its calculation of the amount of the secured indebtedness for borrowed money and EBITDA as of closing of such transaction, and will otherwise reasonably cooperate with each Seller in its or their review of the Parent’s calculation, including, without limitation, providing each Seller with reasonable access during normal business hours following prior notice by a Seller to the applicable employees of the Parent. The final determination of whether the consummation of any of the above mentioned transactions meets the thresholds stated above shall be determined by the Requisite Sellers (as hereinafter defined) in accordance with the terms of this Note and the Other Notes (as hereinafter defined).

c)	Prepayment. Subject to the terms of Section 23, Maker may prepay this Note in whole or in part at any time, after the final Principal Amount has been determined as described herein, without premium or penalty, provided that together with any such payment in full Maker must pay to Holder and all other Sellers all accrued interest and other amounts owing pursuant this Note and each Other Note and remaining unpaid. Any partial payment shall be applied (i) first, to the payment of expenses due under this Note and the Other Notes, (ii) second, if the amount of prepayment exceeds the amount of all such expenses, to accrued and unpaid interest due on this Note and each Other Note and (iii) third, if the amount of prepayment exceeds the amount of all such expenses and accrued and unpaid interest, to the payment of outstanding principal due on this Note and each Other Note.

3.	Events of Default. The occurrence of any one or more of the following events shall constitute an “Event of Default”:

a)	the failure of Maker to make any payment within five (5) days of the date on which such payment is due hereunder;

b)	the failure of Maker to perform any covenant contained herein (other than for payment) and such failure continues for a period of thirty (30) days;

c)	Any material inaccuracy or material breach of Maker’s representations or warranties set forth herein;

d)	Any of Maker, the Parent, the Company, CSAC Acquisition, CSAC Holdings or any other Company Entity is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due;

e)	the filing of any petition for relief by or against Maker, the Parent, CSAC Holdings, CSAC Acquisition, the Company or any other Company Entity under any provision of Title 11 of the United States Code, as amended, or under any other foreign, federal or state statute relating to bankruptcy, insolvency or composition or adjustment of assets (the “Bankruptcy Laws”) which in the case of any petition filed against Maker, the Parent or the Company is not dismissed within 60 days;

f)	Maker, the Parent, the Company, CSAC Holdings, CSAC Acquisition or any other Company Entity (i) consents to the entry of an order for relief against it in an involuntary case under the Bankruptcy Laws, (ii) makes a general assignment for the benefit of its creditors or (iii) admits in writing that it is generally unable to pay its debts as they become due;

g)	an application for the appointment of a receiver or custodian for, the making of a general assignment for the benefit of creditors by, or the insolvency of Maker, the Parent, the Company, CSAC Holdings, CSAC Acquisition or any other Company Entity;

h)	the cessation of business or dissolution of Maker, the Parent, the Company, CSAC Acquisition, CSAC Holdings or any other Company Entity;

i)	The loss by the applicable Company Entity of any of the (i) Medical Marijuana Dispensary Registration Certificate (“DRC”) #00000100DCWU00857159, (ii) Medical Marijuana DRC #00000036DCOP00819772, and (iii) Medical Marijuana DRC #00000109DCIT00443532 issued by the Arizona Department of Health Services’ to certain Company Entities (the “Regulatory Licenses”) or the failure to provide prompt (but in any event, within five (5) Business Days) written notice to the Holder in the event that the Maker, the Company, CSAC Acquisition, CSAC Holdings, the Parent or any other Company Entity receives notice from any Governmental Authority which threatens the loss, termination, cancellation or revocation of any Regulatory License;

j)	A final judgment for the payment of money which when aggregated with all other judgments against the Maker, the Parent, the Company, CSAC Acquisition, CSAC Holdings and/or any other Company Entity exceeds $2,500,000 is rendered against Maker, the Parent, the Company, CSAC Acquisition, CSAC Holdings and/or any other Company Entity and which judgment is not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or discharged within thirty (30) days after the expiration of such stay;

k)	The occurrence of a payment default not (i) timely cured or (ii) waived and triggering a right of acceleration under any other instrument or note evidencing indebtedness in excess of $2,500,000 of Maker, the Parent, the Company, CSAC Acquisition, CSAC Holdings or any other Company Entity to other lenders; and

l)	A breach by the Maker or the Parent (or their respective successors or assigns) of any of their respective obligations under the Purchase Agreement after the consummation of a Change of Control or a breach by the Maker of the Pledge Agreement (as hereinafter defined).

Upon the occurrence of any Event of Default that is continuing, the Requisite Sellers shall have the right to declare the entire Principal Amount and all interest outstanding thereon and expenses and other amounts payable under this Note and each Other Note to be due and payable immediately; provided however, that in the case of an Event of Default under clause (d),(e),(f),(g) or (h) above, such acceleration shall be automatic and without notice upon the occurrence of such Event of Default. In connection with such acceleration described herein, the Requisite Sellers need not provide, and the Maker hereby waives, any presentment, demand, protest or other notice of any kind, and the Requisite Sellers may immediately and without expiration of any grace period (unless otherwise set forth herein) enforce any and all of its rights and remedies hereunder and under the Pledge Agreement (but it shall not be obligated to do so) and all other remedies available to it under applicable Law.

4.	Remedies Not Exclusive. The remedies of Holder as provided herein and in any other documents governing or securing repayment hereof (including without limitation the Pledge Agreement), and any other remedies available under applicable Law, shall be cumulative and concurrent and may be pursued singly, successively or together, at the sole discretion of the Holder, and may be exercised as often as occasion therefor shall arise, all in accordance with applicable Law or in equity (including a decree of specific performance and/or other injunctive relief).

5.	Manner of Payment. All payments shall be made in U.S. dollars in immediately available funds without defense, set-off, counterclaim or deduction, except for Withheld Amounts. If any payment date is not a Business Day, then the payment may be made on the next succeeding Business Day.

6.	Costs of Collection. If any payment required to be made under this Note or any Other Note is not paid when due, Maker hereby agrees to pay all reasonable costs of collection, including the reasonable attorneys’ fees of external counsel to Holder or any other Seller, fees and expenses actually incurred by Holder or any other Seller, whether or not suit is filed thereon.

7.	Representations and Warranties of Maker. Maker hereby represents and warrants to the Holder that the following representations are true and complete as of the date of this Note and shall be true and complete while this Note is outstanding, except as otherwise indicated.

a)	Organization; Good Standing; Validity. Maker is duly formed, validly existing and in good standing in the State of Nevada. As of the date hereof, Maker does not conduct business in any other jurisdiction to the extent that qualification as a foreign entity in such jurisdiction would be required pursuant to applicable Law unless the failure to have such qualification would not have a material adverse effect on Maker, on the prospect for payment of this Note or on the Holder’s rights and remedies hereunder. Maker has all of the requisite corporate power and authority necessary to own and to operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.

b)	Authorization; Enforceability. Maker has all requisite power and authority to enter into this Note and to carry out and perform its obligations under the terms of this Note. This Note has been duly authorized by the Maker’s board of directors and stockholders (if applicable), validly executed and delivered on behalf of Maker and is a valid and binding obligation of Maker, enforceable in accordance with its terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies such as specific performance or injunctive relief are subject to the discretion of the court before which any proceeding may be brought.

c)	No Conflicts. The execution, delivery and performance of this Note by Maker and the consummation by Maker of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Maker’s certificate of incorporation, bylaws or other organizational documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Contract, credit facility, debt or other instrument (evidencing a debt of Maker or otherwise) or other understanding to which Maker is a party or by which any property or asset of Maker is bound or affected, or (iii) result in a violation of any Law, Governmental Order or other restriction of any court or Governmental Authority to which Maker is subject, or by which any property or asset of Maker is bound or affected.

d)	Filings, Consents and Approvals. Maker is not required to obtain any Governmental Order, Permit, consent or waiver, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other person or entity in connection with the execution, delivery and performance by Maker of this Note.

e)	Bankruptcy or Insolvency. No bankruptcy or similar insolvency proceeding under state, federal or other Law has been filed, or is currently being contemplated, with respect to Maker.

f)	Compliance. Maker is not (a) in violation of any Governmental Order or Permit of any court, arbitrator or other Governmental Authority or (b) to its knowledge, in violation in any material respect of any Law, including without limitation all state and local laws relating to cannabis, taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters.

8.	Notices.

a)	During the term of this Note and while any amount remains outstanding under this Note, unless the Holder shall have otherwise waived such requirement in writing, the Maker shall furnish to the Holder immediate written notice of an Event of Default hereunder.

b)	All notices, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given, if sent to the respective parties at the address set forth on the signature pages hereto (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(b)). All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

9.	Applicable Law, Jurisdiction, Venue and Jury Waiver. Section 10.08 of the Purchase Agreement regarding governing law, jurisdiction and dispute resolution shall apply to this Note, mutatis mutandis. THE PARTIES EXPRESSLY WAIVE ANY RIGHT THEY MAY HAVE TO A JURY TRIAL.

10.	Waiver of Presentment, Notice of Dishonor, Demand and Protest. Maker (i) waives presentment, demand, protest, notice of dishonor, and notice of nonpayment or the performance of the obligations under this Note or any other notices to which Maker may be entitled under applicable Law; and (ii) waives the right to require the Holder or any other Seller to proceed against any other person (including, without limitation, the Parent) or pursue any other remedy before proceeding against Maker. The obligations of Maker under this Note and the Other Notes shall not be impaired by reason of any claim of waiver, release, surrender or compromise (unless agreed in writing by the Requisite Sellers), and, except as expressly set forth in Section 1, shall not be subject to any defense or set-off. The obligations of Maker hereunder shall not be impaired by (a) the failure of the Holder or any other Seller to assert any claim or demand or to enforce any right or remedy against Maker hereunder or under the Pledge Agreement or against the Company or the Parent and the other persons party thereto under the Purchase Agreement, (b) any extension or renewal, in whole or in part, of this Note or any other Note, (c) any rescission, waiver, release, compromise, amendment or modification of, or any consent to departure from, any of the terms or provisions of this Note, any Other Note or the Pledge Agreement, (d) any act by the Holder or any other Seller to obtain or retain a lien upon or a security interest in any property or to release any security, (e) any exchange, release or nonperfection of any lien or security interest, (f) any bankruptcy of Maker, or (g) any other act or omission (other than payment in full) which may or might in any manner vary the risk of Maker or the Holder or any other Seller.

11.	No Waiver by Holder. Holder shall not be deemed, by any act or omission or commission, to have waived any of its rights or remedies, under this Note, unless the waiver is in writing and signed by the Requisite Sellers as more fully described in Section 15, and then only to the extent specifically set forth in writing. A waiver in one event shall not be construed as continuing or as a bar to or waiver of any right or remedy in a subsequent event.

12.	Transfer. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, transferred or conveyed, whether by way of merger, operation of law, consolidation, change in control or otherwise in whole or in part, by Maker or the Holder without the prior written consent of the other party.

13.	Limits on Adjustment. Notwithstanding anything to the contrary herein, in no event will the Principal Amount hereof be reduced below zero. In no event will any interest charged, collected or reserved under this Note in accordance with its terms exceed the maximum rate then permitted by applicable law, and if any payment made by Maker under this Note exceeds such maximum rate, then such excess sum will be credited by the Holder as a payment of the Principal Amount or returned to Maker (as determined by the Holder).

14.	Security. Payment of the amounts due hereunder will be secured by a pledge of the membership interests of the Company pursuant to a Pledge Agreement dated the date hereof (the “Pledge Agreement”), from Maker in favor of Sellers’ Representative.

15.	Amendments. This Note, the Pledge Agreement and the Purchase Agreement constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof. This Note or any provision hereunder may not be amended, modified or waived without the prior written consent of the Maker and the Requisite Sellers provided however that any amendment to Section 21 shall also require the written consent of the Sellers’ Representative; provided, further no such amendment, modification or waiver shall be binding on the Holder if the Holder did not consent thereto to the extent that such amendment, modification or waiver treats the Holder differently than any Seller.

16.	Subordination. Maker and Holder each agree that the indebtedness represented by this Note and the Other Notes (as hereinafter defined) and the security interest granted by the Pledge Agreement will not be subordinated to any Indebtedness of the Maker (including, without limitation, any indebtedness guaranteed by the Maker), and that if the Maker desires to incur any secured Indebtedness (or any other Indebtedness which is senior to the indebtedness hereunder or under the Other Notes), prior to incurring such Indebtedness the Maker will cause such lender to enter into an agreement acknowledging the subordination of such indebtedness in a form satisfactory to the Requisite Sellers in their sole discretion.

17.	Signatures. This Note may be executed in counterparts, each of which shall constitute an original, but all of which together shall be deemed to be and constitute one and the same instrument. Executed signature pages to this Note may be delivered by facsimile or other electronic transmission (including portable document format (PDF)) and any such signature page shall be deemed an original provided, however, that Maker shall deliver to the Holder the Maker’s original counterpart signature page within five (5) business days from the date hereof. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

18.	Binding; Partial Invalidity. This Note shall be binding upon Maker and its successors and permitted assigns and shall inure to the benefit of the Holder and its successors and permitted assigns. If any provision or any word, term, clause or part of any provision of this Note shall be invalid for any reason, the same shall be ineffective, but the remainder of this Note and of the provision shall not be affected and shall remain in full force and effect. This Note is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note; provided that notwithstanding anything to the contrary herein, each other holder of a Promissory Note and the Sellers’ Representative are each an intended third party beneficiary of Section 21.

19.	Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Note and any agreements executed in connection herewith.

20.	Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to seek reimbursement for all reasonable and documented legal fees, court costs and expenses incurred by the prevailing party in connection with the enforcement or interpretation of this Note with respect to the particular claim on which such party had prevailed (including reasonable legal fees in connection with any litigation, including any appeal therefrom).

21.	Sellers’ Representative.

a)	Holder hereby irrevocably appoints, designates and authorizes the Sellers’ Representative to take such action on its behalf under the provisions of the Pledge Agreement and to exercise such powers and perform such duties as are expressly delegated to it by the terms of the Pledge Agreement, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in the Pledge Agreement, the Sellers’ Representative shall not have any duty or responsibility expect those expressly set forth in the Pledge Agreement, nor shall the Sellers’ Representative have or be deemed to have any fiduciary relationship with any Seller, and no implied covenants, functions, responsibilities, duties or obligations or liabilities shall be read into this Note or the Pledge Agreement or otherwise exist against the Pledge Agreement.

b)	The Sellers’ Representative may execute any of its duties under the Pledge Agreement by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Sellers’ Representative shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.

c)	Neither the Sellers’ Representative nor any of its managers, directors, equity holders, officers, employees or agents shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with the Pledge Agreement or the transactions contemplated hereby (except to the extent resulting from its own gross negligence or willful misconduct as determined by a court of competent jurisdiction), or (ii) be responsible in any manner to any Seller for any recital, statement, representation or warranty made by the Company, any other Company Entity, Maker or the Parent or any of their respective Affiliates, or any officer, director, employee, agent or representative of the Company, any other Company Entity, Maker or the Parent or any of their respective Affiliates, contained in the Pledge Agreement, or in any certificate, report statement or other document referred to in or provided for in or received by the Sellers’ Representative under or in connection with the Pledge Agreement or the validity, effectiveness, genuineness, enforceability, or sufficiency of the Pledge Agreement (or the creation, perfection or priority of any Encumbrance therein), or for the failure of the Maker or any other party to the Pledge Agreement to perform its obligations thereunder. The Sellers’ Representative shall not be under any obligation to any Seller to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, the Pledge Agreement, or to inspect the properties, books or records of the Company, the Maker or any of their respective Affiliates.

d)	The Sellers’ Representative shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons, and upon advice and statements of legal counsel (including counsel to the Company), independent accountants and other experts selected by the Sellers’ Representative. The Sellers’ Representative shall be fully justified in failing or refusing to take any action under the Pledge Agreement unless it shall first receive such advice or concurrence of the Sellers holding Notes having an aggregate principal amount equal to at least a majority of the aggregate principal amount of all Notes then outstanding (the “Requisite Sellers”) as it deems appropriate and, if it so requests, confirmation from the Sellers of their obligation to indemnify the Sellers’ Representative against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Sellers’ Representative shall in all cases be fully protected in acting, or refraining from acting, under the Pledge Agreement in accordance with a request or consent of the Requisite Sellers and such request and any action taken or failure to act pursuant thereto shall be binding upon each Seller.

e)	The Sellers’ Representative shall not be deemed to have knowledge or notice of the occurrence of any event of default or default under any of any Note or the Pledge Agreement except with respect to defaults in the payment of fees required to be paid to the Sellers’ Representative for the account of the Sellers, unless the Sellers’ Representative shall have received written notice from a Seller, the Company or the Maker referring to the Pledge Agreement, describing such event of default or default and stating that such notice is a ‘notice of default.’ The Sellers’ Representative will notify the Sellers of its receipt of any such notice or any such defaults. The Sellers’ Representative shall take such action with respect to such event of default or default as may be requested by the Requisite Sellers in accordance with the Pledge Agreement; provided that unless and until the Sellers’ Representative has received any such request, the Sellers’ Representative may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such event of default or default as it shall deem, in its sole discretion, advisable or in the best interests of the Sellers

f)	Each Seller acknowledges that the Sellers’ Representative has not made any representation or warranty to it and that no act by the Sellers’ Representative hereafter taken, including any review of the affairs of the Company, any other Company Entity, the Maker, the Parent or any of their respective Affiliates, shall be deemed to constitute any representation or warranty by the Sellers’ Representative to any Seller. Each Seller represents to the Sellers’ Representative that it has, independently and without reliance upon the Sellers’ Representative and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Maker and its respective Affiliates, and made its own decision to enter into the Purchase Agreement and to accept the Note on the terms and conditions set forth in the Purchase Agreement and the Note. Each Seller represents that it will, independently and without reliance upon the Sellers’ Representative and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decision in taking or not taking action under such Seller’s Note and the Pledge Agreement, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Maker. The Sellers’ Representative shall not have any duty or responsibility to provide any Seller with any credit or other information concerning the business, prospects, operations, property, financial or other condition or creditworthiness of the Maker or its respective Affiliates which may come into the possession of the Sellers’ Representative.

g)	Each Seller shall indemnify upon demand the Sellers’ Representative and its directors, officers, managers, equity holders employees, attorneys and agents, if any (to the extent not reimbursed by or on behalf of the Company or the Maker and without limiting the obligation of the Company or the Maker to do so), based on each Seller’s Pro Rata Share, from and against any and all actions, causes of action, suits, losses, liabilities, damages, and expenses, including, without limitation, reasonable legal fees, except to the extent that any result from the Sellers’ Representative’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction. Without limitation of the foregoing, each Seller shall reimburse the Sellers’ Representative upon demand for its Pro Rata Share of any costs or out-of-pocket expenses (including reasonable legal fees) incurred by the Sellers’ Representative in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights and responsibilities under, the Pledge Agreement or any document contemplated by or referred to therein, to the extent that the Sellers’ Representative is not reimbursed for such expenses by the Company. The obligations of this Section 22(g) shall survive the repayment of this Note, cancellation or conversion of this Note, termination of the Pledge Agreement or the resignation or replacement of the Sellers’ Representative. “Pro Rata Share” means with respect to any Seller, the percentage determined by dividing the aggregate principal amount of the Note held by such Seller by the aggregate principal amount of all Notes determined at the time the applicable event giving rise to the payment obligations set forth in this Section 22(g) occurs.

h)	The Sellers’ Representative and any of its Affiliates may make loans to, acquire equity interests in and engage in any kind of trust, financial, advisory or other business with the Maker or any of its Affiliates as though the Sellers’ Representative was not the Sellers’ Representative hereunder and without notice to or consent of any Seller. Each Seller acknowledges that, pursuant to such activities, the Sellers’ Representative or its Affiliates may receive information about the Maker or its Affiliates (including information that may be subject to confidentiality obligations in favor of the Company or one of its Affiliates) and acknowledges that the Sellers’ Representative shall be under no obligation to deliver such information to them. With respect to the Notes, the Sellers’ Representative (if a noteholder) and its Affiliates shall have the same rights and powers under the Sellers’ Representative’s Note as any other Seller and may exercise the same as though it was not the Sellers’ Representative and the terms “Seller” and “Sellers” shall include the Sellers’ Representative and its Affiliates, to the extent applicable, in their individual capacities.

i)	The Sellers’ Representative may resign as Sellers’ Representative at any time upon thirty (30) days’ prior notice to the Sellers. If no successor agent has accepted appointment as the Sellers’ Representative or the Requisite Sellers have not appointed a successor agent by the date which is thirty (30) days following a retiring Sellers’ Representative’s notice of resignation, the retiring Sellers Representative’s resignation shall nevertheless thereupon become effective and the Requisite Sellers shall perform all of the duties of the Sellers’ Representative under the Pledge Agreement until such time, if any, as the Requisite Sellers appoint a successor agent as provided for in this Section 22(i). Upon acceptance of appointment as successor agent hereunder, such successor agent shall succeed to all rights, powers and duties of the retiring Sellers’ Representative and the term “Sellers’ Representative” shall mean such successor agent, and the retiring Sellers’ Representative’s appointment, powers and duties as Sellers’ Representative shall be terminated. After any retiring Sellers’ Representative’s resignation hereunder as Sellers’ Representative, the provisions of this Section 22 shall continue to inure to its benefit as to any actions taken or omitted to be taken by it while it was the Sellers’ Representative under the Pledge Agreement.

j)	The Sellers irrevocably authorize the Sellers’ Representative, at its option and discretion, (a) to release any Encumbrances granted to or held by the Agent under the Pledge Agreement (i) when all of the Secured Obligations (as defined in the Pledge Agreement) have been paid in full, or (ii) subject to the terms hereof, if approved, authorized or ratified in writing by the Requisite Sellers.

22.	Affiliates. The parties hereto acknowledge and agree that, for purposes of clarity both CSAC Holdings and CSAC Acquisition are Affiliates of the Parent, the Maker and/or the Company.

23.	Other Notes. This Note is being given to the Holder pursuant to the transactions contemplated by the Purchase Agreement and in connection therewith, the Company is issuing each other Seller additional promissory notes (the “Other Notes”) on the terms and conditions set forth in the Purchase Agreement. The Holder hereby acknowledges that this Note (and all rights to payment hereunder) rank pari-passu with the Other Notes. All payments made under this Note or any Other Note shall be allocated between the Sellers with each Seller receiving its pro rata share of such payment based on the ratio that the principal amount of such Seller’s Note (or Other Note) bears to the aggregate principal of this Note and all Other Notes; provided however that the foregoing shall not relieve the Maker of its payment obligations under this Note and all other Notes.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first set forth above.

MAKER:

[CSAC ACQUISITION AZ INC.]

By:
Name:	Jonathan Sandelman
Title:	President

HOLDER

[ ]

Signature Page to Promissory Note

Exhibit B

Form of Pledge Agreement

(See attached)

PLEDGE AGREEMENT

This Pledge Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”) is dated as of March  __, 2021, by and among CSAC Acquisition AZ Corp. (the “Pledgor”) and TJV-168, LLC, an Arizona limited liability company, acting in its capacity as agent on behalf of the Sellers (as defined below) (the “Secured Party”).

Background

A.                  In connection with the transactions contemplated by the Membership Interest Purchase Agreement dated as of January 27, 2021, as amended (the “Purchase Agreement”) by and among AYR Wellness Inc. (formerly AYR Strategies Inc.), the Pledgor, Blue Camo LLC (the “Company”), the members of the Company (the “Sellers”) and the Secured Party as the Sellers’ Representative (as defined in the Purchase Agreement), whereby each Seller will sell the Company Interests (as defined in the Purchase Agreement) owned by such Seller to the Pledgor for the consideration described in the Purchase Agreement.

B.                  A portion of the consideration payable by the Pledgor under the Purchase Agreement is the issuance of Promissory Notes to each Seller in substantially the form attached hereto as Exhibit A (the “Notes”).

C.                  This Agreement is given by the Pledgor in favor of the Secured Party acting in its capacity as agent for the Sellers (as described in the Notes) to secure the payment and performance of all of the Secured Obligations (as defined below).

D.                  It is a condition to the consummation of the transactions contemplated by the Purchase Agreement, that the Pledgor executes and delivers this Agreement.

Agreement

In consideration of the benefits accruing to the Pledgor under the Purchase Agreement, and other good and valuable consideration, receipt whereof is hereby acknowledged, the parties hereto agree as follows:

Section 1.       Grant of Security Interest in the Collateral. As security for the Secured Obligations defined below, the Pledgor hereby grants to the Secured Party, acting as agent for the Sellers, and its successors and assigns, a security interest in and a continuing lien on all right, title, and interest of the Pledgor in, to and under all of the following property, in each case, whether now owned or existing or, hereafter created, acquired or arising, and in whatever form:

(a)              Pledged Securities. (i) All membership or other equity interest in the Company (the “Pledged Equity”) and any certificates representing such Pledged Equity (if any), (ii) unless otherwise provided herein, any and all payments and distributions of whatever kind or character, whether in cash (subject to the terms and conditions of this Agreement) or other property, at any time made, owing or payable to the Pledgor in respect of or on account of the Pledged Equity, whether due or to become due and whether representing profits, distributions pursuant to complete or partial liquidation or dissolution of the Company, distributions representing the complete or partial redemption of the Pledged Equity or repayment of capital contributions with respect to the Pledged Equity and the right to receive, receipt for, use, and enjoy all such payments and distributions, (iii) all books and records (in whatever form or media, including without limitation computerized records, software and disks) relating to any of the foregoing, (iv) all general intangibles relating to or arising out of any of the foregoing, (v) all rights to subscribe for securities declared or granted in connection therewith and (vi) all proceeds, products and substitutions of any of the foregoing (including, without limitation, proceeds constituting any property of the types described above) and (vi) all other rights and privileges (including voting rights) incident to the Pledged Equity (all of the foregoing being hereinafter referred to as the “Pledged Securities”); provided that in the event that during the term of this Agreement any reclassification, readjustment or other change is declared or made in the capital structure of Company, all new, substituted and additional participating or other equity interests issued by reason of any such change or acquisition shall be deemed to be part of the “Pledged Securities” under the terms of this Agreement in the same manner as the equity interests originally pledged hereunder; provided further that any additional equity interests of the Company obtained by the Pledgor shall automatically and without any further action of any party hereto be deemed to be part of the Pledged Securities hereunder.

(b)                Proceeds. All proceeds of the foregoing;

all of the foregoing being herein sometimes referred to as the “Collateral”. All terms which are used in this Agreement which are defined in the Uniform Commercial Code of the State of Arizona (“UCC”) (as in effect from time to time; provided that, if by reason of mandatory provisions of Law, perfection, or the effect of perfection or non-perfection, of a security interest in any Collateral or the availability of any remedy under this Agreement is governed by the Uniform Commercial Code as in effect in a jurisdiction other than Arizona “UCC” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may) be shall (whether or not capitalized) have the same meanings herein as such terms are defined in the UCC, unless this Agreement shall otherwise specifically provide.

Section 2.       Secured Obligations. This Agreement is made and given to secure, and shall secure, the prompt payment and performance of (a) all amounts (whether advances, interest or otherwise) and all other the obligations of the Pledgor under each of the Notes and this Agreement (the “Secured Obligations”), which, for purposes of clarity, shall include interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Pledgor, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) under any Note or this Agreement, (b) all costs and expenses incurred by the Secured Party or any Seller under or in connection with this Agreement or any Note; (c) all costs and expenses (including reasonable attorney fees and disbursements) incurred by the Secured Party or a Seller in connection with collection or the enforcement of its or their rights under this Agreement or any Note; and (d) and all other obligations and liabilities of the Pledgor to the Secured Party or a Seller, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, or out of or in connection with the this Agreement or any Note, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs or expenses.

Section 3.            Covenants, Agreements, Representations and Warranties. The Pledgor hereby covenants and agrees with, and represents and warrants to the Secured Party that:

(a)          The Pledgor is duly organized and validly existing in good standing under the Laws (as defined in the Purchase Agreement) of the jurisdiction of its organization. The Pledgor is the sole and lawful legal, record, and beneficial owner of the Collateral, and has full right, power, and authority to enter into this Agreement and to perform each and all of its obligations herein provided for. The execution and delivery of this Agreement, and the performance of each of the obligations herein set forth, will not (i) contravene or constitute a default under any applicable Law (as defined in the Purchase Agreement) in any material respect that is binding upon the Pledgor or any provision of the Pledgor’s organizational documents or any material contract in any material respect or (ii) result in the creation or imposition of any security interest in or other lien on any Collateral except for the security interest granted to the Secured Party hereunder and any Permitted Restrictions (as hereinafter defined).

(b)          The Collateral and every part thereof is and shall be free and clear of all security interests, liens, attachments, levies, and encumbrances of every kind, nature, and description and whether voluntary or involuntary, other than restrictions imposed by federal and state securities Laws and those imposed by that certain Limited Liability Company Agreement of the Company dated as of May 11, 2020, as may be amended or amended and restated from time to time (the “Operating Agreement”) (such restrictions, the “Permitted Restrictions”). The Pledgor shall warrant and defend the Collateral against any claims and demands of all persons at any time claiming the same or any interest in the Collateral (other than in connection with the Permitted Restrictions) adverse to the Secured Party.

(c)          The pledge of the Pledged Securities pursuant to this Agreement creates a valid and perfected security interest in the Pledged Securities (having priority over all security interests other than Permitted Restrictions) and all filing and other actions necessary or desirable to perfect and protect such security interest have been or, concurrently herewith, will be duly made or taken

(d)          No additional permit, notice or consent of any person, entity or governmental agency or subdivision is required for (i) the pledge by the Pledgor of the Pledged Securities pursuant to this Agreement or the execution, delivery or performance of this Agreement by the Pledgor, (ii) the perfection of the Secured Party’s security interest in the Collateral, or (iii) the exercise by the Secured Party of the voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement (except as may be required in connection with the disposition of the interests by Laws affecting the offering and sale of securities generally or under the Operating Agreement).

(e)          The Pledgor agrees to execute and deliver to the Secured Party such further agreements, assignments, instruments, and documents, and to do all such other things, as the Secured Party may deem reasonably necessary or appropriate to assure the Secured Party its lien and security interest hereunder, including, without limitation, such assignments, acknowledgments, membership interest powers, financing statements, and amendments thereof or supplements thereto, or other instruments and documents as the Secured Party may from time to time reasonably require in order to comply with the UCC (including, but not limited to, all actions necessary for the Secured Party to obtain possession or control as defined in Section 8-106 of the UCC) The Pledgor hereby authorizes the Secured Party to file any and all financing statements covering the Collateral or any part thereof as the Secured Party may require

(f)          As of the date hereof, no effective election has been made under Article 8 of the UCC to cause the Pledged Securities to be deemed a security within the meaning of Article 8 of the UCC and the Pledged Securities are uncertificated. The Pledgor hereby acknowledges and agrees that it shall not cause the Company to (and the Company shall not) make any such election under Article 8 of the UCC and the Pledged Securities shall only be certificated upon not less than 30 days’ prior written notice provided to the Secured Party in accordance with Section 10(a), and upon such certification, the Pledgor shall immediately deliver possession or grant control over the Pledged Securities to the Secured Party, accompanied by an instrument of assignment duly executed in blank by the Pledgor, The Pledgor shall cause (and the Company shall update) the books of the Company to reflect the pledge of the Pledged Securities. In addition to the covenants set forth above, the Pledgor hereby covenants that the Pledgor will not (and will cause the Company not to) opt into Article 8 of the UCC.

(g)          Possession and Control. The Pledgor hereby agrees to take any or all action that may be necessary or desirable or that the Secured Party may reasonably request in order for the Secured Party to obtain prompt possession or control in accordance with Sections 9-105 – 9-107 of the UCC with respect to the Pledged Securities.

(h)          Until the repayment in full of all of the Secured Obligations, the Pledgor shall not sell, assign, transfer, convey or otherwise dispose of any of the Collateral.

As used in this Agreement, “Enforcement Event” means the occurrence and continuance of an Event of Default (as such term is defined in the Notes).

Section 4.            Special Provisions Re: Pledged Securities.

(a)          The Pledgor represents and warrants to, and agrees with, the Secured Party the Pledged Equity listed and described on Schedule A attached hereto constitutes one hundred percent (100%) of the membership interests in the Company.

(b)          The Secured Party may, at any time after the occurrence and continuance of an Enforcement Event, exercise all remedies available to it hereunder on the terms and conditions set forth herein. Notwithstanding anything to the contrary herein, Secured Party may exercise any remedies hereunder after the occurrence and during the continuance of an Enforcement Event in accordance with the terms of this Agreement without exhausting any remedies the Sellers may have against the Pledgor under any Note.

(c)          Subject to Section 5, the Pledgor has the right to vote its interest in the Company (except as set forth herein, in the Operating Agreement) and there are no restrictions upon the voting rights associated with, or the transfer of, any of the Pledged Securities, except as Permitted Restrictions.

(d)          The Pledgor hereby acknowledges and agrees that it shall not cause the Company to (and the Company shall not) issue any equity securities or securities convertible into equity securities of the Company unless the Pledgor or the third party receiving such equity securities or securities convertible into or exercisable for such equity securities pledges and deposits hereunder, or cause to be pledged and deposited hereunder, all such additional equity securities of the Company or securities convertible into or exercisable for such equity securities of the Company.

Section 5.            Voting Rights and Dividends. Unless and until the occurrence and continuance of an Enforcement Event:

(a)          The Pledgor shall be entitled to exercise all voting and/or consensual powers pertaining to the Collateral or any part thereof, for all purposes; provided that no such vote shall be inconsistent with the terms of this Agreement or any Note;

(b)          Subject to the terms of this Agreement, the Pledgor shall be entitled to receive and retain all dividends and distributions in respect of the Collateral which are paid in cash or other property of whatsoever nature (other than equity securities or securities convertible into or exercisable for equity securities); and

(c)          In order to permit the Pledgor to exercise such voting and/or consensual powers which it is entitled to exercise under subsection (a) above and to receive such distributions which the Pledgor is entitled to receive and retain under subsection (b) above, the Secured Party will, if necessary, upon the written request of the Pledgor, from time to time prior to the occurrence and continuance of any Enforcement Event, execute and deliver to such Pledgor appropriate proxies and distribution orders.

Section 6.            Power of Attorney. In addition to any other powers of attorney contained herein, after the occurrence and continuance of an Enforcement Event the Pledgor hereby appoints the Secured Party or its nominee with full power and authority to: exercise all voting rights with respect to the Collateral or any part thereof; to endorse or sign the Pledgor’s name on assignments, stock powers or other instruments of transfer; and to do all things necessary to carry out this Agreement. The Pledgor agrees that neither the Secured Party nor any such attorney will be liable for any acts or omissions or for any error of judgment or mistake of fact or Law other than such person’s gross negligence or willful misconduct; provided that, in no event shall they be liable for any punitive, exemplary, indirect or consequential damages. The foregoing powers of attorney, being coupled with an interest, are irrevocable until the Secured Obligations (other than contingent obligations for which no claims have been asserted) have been fully paid and satisfied.

Section 7.            Defaults and Remedies.

(a)          Upon the occurrence and during the continuance of an Enforcement Event, the Secured Party shall have, in addition to all other rights provided herein or by Law, the rights and remedies of a secured party under the UCC, and further the Secured Party may, except as otherwise provided in this Agreement, the UCC or applicable Law, without demand and, to the extent permitted by applicable Law, without advertisement, notice, hearing or process of Law, all of which the Pledgor hereby waives to the extent permitted by applicable Law, at any time or times, sell and deliver any or all of the Collateral held by or for it at public or private sale, at any securities exchange or broker’s board or at any of the Secured Party’s offices or elsewhere, for cash, upon credit or otherwise, at such prices and upon such terms as the Secured Party deems advisable to obtain the best possible price for the Collateral. In addition to all other sums due to the Secured Party hereunder, Pledgor shall pay the Secured Party all reasonable out-of-pocket expenses incurred by the Secured Party, including reasonable fees, charges and disbursements of counsel and court costs, in obtaining, liquidating or enforcing payment of Collateral or in the prosecution or defense of any action or proceeding by or against the Secured Party by the Pledgor or the Pledgor concerning any matter arising out of or connected with this Agreement or the Collateral, including, without limitation, any of the foregoing arising in, arising under or related to a case under the United States Bankruptcy Code (or any successor statute). Any requirement of reasonable notice shall be met if such notice is personally served on or mailed, postage prepaid, to the Pledgor in accordance with Section 10(b) hereof at least 10 days before the time of sale or other event giving rise to the requirement of such notice; provided, however, that no notification need be given to the Pledgor if the Pledgor has signed, after an Enforcement Event has occurred and is continuing, a statement renouncing any right to notification of sale or other intended disposition. The Secured Party shall not be obligated to make any sale or other disposition of the Collateral regardless of notice having been given. To the extent permitted by Law, the Secured Party may be the purchaser at any such sale. To the extent permitted by Law, the Pledgor hereby waives all of its rights of redemption from any such sale. The Secured Party may postpone or cause the postponement of the sale of all or any portion of the Collateral by announcement at the time and place of such sale, and such sale may, without further notice, be made at the time and place to which the sale was postponed or the Secured Party may further postpone such sale by announcement made at such time and place.

(b)         The Pledgor agrees that if any part of the Collateral is sold at any public or private sale, the Secured Party may elect to sell only to a buyer who will give further assurances, satisfactory in form and substance to the Secured Party, respecting compliance with the requirements of the United States Securities Act of 1933, as amended, and applicable state securities Laws, and a sale subject to such condition shall be deemed commercially reasonable.

(c)          The Pledgor further agrees that in any sale of any part of the Collateral, the Secured Party is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable Law (including, without limitation, compliance with such procedures as may restrict the number of prospective bidders and purchasers and/or further restrict such prospective bidders or purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of such Collateral) or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and the Pledgor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Secured Party be liable or accountable to the Pledgor for any discount allowed by reason of the fact that such collateral is sold in compliance with any such limitation or restriction. The Secured Party acknowledges that all Collateral shall remain subject to the Operating Agreement, the Secured Party shall be bound by and subject to the Operating Agreement in the event that it takes possession of any of the Collateral and that without limiting the generality of the foregoing, any sale of the Collateral must be made in compliance with the Operating Agreement.

(d)          Without in any way limiting the foregoing, upon the occurrence and during the continuance of an Enforcement Event, all rights of the Pledgor to receive and retain the distributions which they are entitled to receive and retain pursuant to Section 5(b) hereof shall, at the option of the Secured Party, cease and thereupon become vested in the Secured Party which, in addition to all other rights provided herein or by Law, shall then be entitled solely and exclusively to receive and retain the distributions which the Pledgor would otherwise have been authorized to retain pursuant to Section 5(b) hereof and all rights of the Pledgor to exercise the voting and/or consensual powers which they are entitled to exercise pursuant to Section 5(a) hereof shall, at the option of the Secured Party, cease and thereupon become vested in the Secured Party which, in addition to all other rights provided herein or by Law, shall then be entitled solely and exclusively to exercise all voting and other consensual powers pertaining to the Collateral and to exercise any and all rights of conversion, exchange or subscription and any other rights, privileges or options pertaining thereto as if the Secured Party were the absolute owner thereof, including the right to exchange, at its discretion, the Collateral or any part thereof upon the merger, consolidation, reorganization, recapitalization or other readjustment of the Company or upon the exercise by or on behalf of the Company or the Secured Party of any right, privilege or option pertaining to the Collateral or any part thereof and, in connection therewith, to deposit and deliver the Collateral or any part thereof with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Secured Party may determine.

(e)          Upon the occurrence and continuance of an Enforcement Event, the Pledgor hereby irrevocably constitutes and appoints the Secured Party as its proxy and attorney-in-fact with respect to its Collateral, including the right to vote such Collateral, with full power of substitution to do so. In addition to the right to vote any such Collateral, the appointment of the agent as proxy and attorney-in-fact upon the occurrence and continuance of an Enforcement Event shall include the right to exercise all other rights, powers, privileges and remedies to which a holder of such Collateral would be entitled (including giving or withholding written consents of shareholders or other equity holders, calling special meetings of shareholders or other equity holders and voting at such meetings). The foregoing powers of attorney and proxy, being coupled with an interest, are irrevocable until the Secured Obligations have been fully paid and satisfied (other than contingent indemnification obligations for which no claims has been asserted).

(f)           The powers conferred upon the Secured Party hereunder are solely to protect its interest in the Collateral and shall not impose on the Secured Party any duties to exercise such powers. The Secured Party shall have no responsibility (other than to act in a commercially reasonable manner) for (i) ascertaining or taking any action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Collateral, whether or not the Secured Party has or is deemed to have knowledge of such matters, or (ii) initiating any action to protect the Collateral or any part thereof against the possibility of a decline in market value. This Agreement constitutes an assignment of rights only and not an assignment of any duties or obligations of the Pledgor in any way related to the Collateral, and the Secured Party shall have no duty or obligation to discharge any such duty or obligation. Neither the Secured Party nor any party acting as attorney for any Secured Party shall be liable hereunder for any acts or omissions or for any error of judgment or mistake of fact or Law other than such person’s gross negligence or willful misconduct; provided that, in no event shall they be liable for any punitive, exemplary, indirect or consequential damages.

(g)          Failure by the Secured Party to exercise any right, remedy or option under this Agreement, or delay by the Secured Party in exercising the same, shall not operate as a waiver; and no waiver shall be effective unless it is in writing, signed by the party against whom such waiver is sought to be enforced and then only to the extent specifically stated. The rights and remedies of the Secured Party under this Agreement shall be cumulative and not exclusive of any other right or remedy which the Secured Party may have.

(h)          The Pledgor shall indemnify, defend and hold harmless the Secured Party and its officers, directors, managers, equityholders, agent, representative and every attorney appointed pursuant to this Agreement (a) in respect of all liabilities and expenses incurred by them in good faith in the execution, enforcement or purported execution of any rights, powers or discretions vested in them pursuant to this Agreement, and (b) for any losses arising in connection with the exercise or purported exercise of any of their rights, powers and discretions hereunder except that Secured Party and its officers, directors, managers, equityholders, agent, representative and every attorney will be liable for any liabilities, expenses and losses which arise as a result of their own willful misconduct or gross negligence.

Notwithstanding anything to the contrary herein, the Secured Party shall exercise all rights and remedies hereunder in accordance with the UCC, the Operating Agreement and other applicable Laws.

Section 8.            Application of Proceeds. The proceeds and avails of the Collateral at any time received by the Secured Party upon the occurrence and during the continuance of an Enforcement Event shall, when received by the Secured Party in cash or its equivalent, be applied by the Secured Party in reduction of the Secured Obligations. Any surplus remaining after the full payment and satisfaction of the Secured Obligations shall be returned to the Pledgor. To the extent the Secured Party holds a security interest in other assets or interests of the Company or the Pledgor, nothing contained herein shall require the Secured Party to proceed against any security interest in any of the assets or interests of the Company or the Pledgor prior to enforcing its rights against the Collateral.

Section 9.            Continuing Agreement. Except as otherwise provided herein, this Agreement shall be a continuing agreement in every respect and shall remain in full force and effect until all of the Secured Obligations, both for principal and interest, have been fully paid and satisfied (other than contingent obligations for which no claims has been asserted). Upon such termination of this Agreement, the Secured Party shall, upon the request and at the expense of the Pledgor, forthwith release all its liens and security interests hereunder.

Section 10.          Miscellaneous.

(a)          This Agreement cannot be changed or terminated orally. This Agreement shall create a continuing lien on and security interest in the Collateral and shall be binding upon the Pledgor, its successors and assigns, and shall inure, together with the rights and remedies of the Secured Party hereunder, and its successors and permitted assigns; provided, however, that the Pledgor may not assign its rights or delegate its duties hereunder without the Secured Party’s prior written consent.

(a)          All notices and other communications provided for hereunder shall be given in the form and manner and delivered to the Secured Party at its address specified in the Purchase Agreement, and to the Pledgor at its address specified in the Purchase Agreement or, as to any party, at such other address as shall be designated by such party in a written notice to the other party.

(b)          In the event and to the extent that any provision hereof shall be deemed to be invalid or unenforceable by reason of the operation of any Law or by reason of the interpretation placed thereon by any court, this Agreement shall to such extent be construed as not containing such provision, but only as to such jurisdictions where such Law or interpretation is operative, and the invalidity or unenforceability of such provision shall not affect the validity of any remaining provision hereof, and any and all other provisions hereof which are otherwise lawful and valid shall remain in full force and effect.

(c)          This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. The Pledgor’s transmission of a signed copy this Agreement by email or by facsimile constitutes execution and delivery of this Agreement by the Pledgor and is as effective as the Pledgor manually executing and delivering an original signed Agreement to the Secured Party.

(d)          THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ARIZONA, WITHOUT REGARD TO ITS CONFLICTS OF LAW PROVISIONS.

(e)          FOR PURPOSES OF ANY SUIT, ACTION OR PROCEEDING INVOLVING THIS AGREEMENT, EACH PARTY EXPRESSLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF ARIZONA AND AGREES THAT ANY ORDER, PROCESS OR OTHER PAPER MAY BE SERVED UPON SUCH PARTY WITHIN OR WITHOUT SUCH COURT’S JURISDICTION BY MAILING A COPY TO SUCH PARTY IN ACCORDANCE WITH THIS AGREEMENT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT BROUGHT IN ANY SUCH COURT AND FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING CONTAINED IN THIS AGREEMENT SHALL AFFECT THE SECURED PARTY’S RIGHT TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING ANY ACTION OR PROCEEDING AGAINST ANY PLEDGOR’S COLLATERAL IN THE COURTS OF ANY OTHER JURISDICTION.

(f)      EACH PARTY, AND BY ITS ACCEPTANCE OF THIS AGREEMENT, THE SECURED PARTY, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A JURY TRIAL OF ANY DISPUTE RELATING TO THIS AGREEMENT AND AGREE THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Pledgor has caused this Agreement to be duly executed and delivered as of the date first above written.

“PLEDGOR”

CSAC Acquisition AZ Corp.

By
Name:
Title:

Acknowledged and agreed to as of the date first above written.

TJV-168, LLC, as Secured Party

By
Name
Title

Acknowledged and agreed to as of the date first above written.

BLUE CAMO LLC

By
Name:
Title:

SCHEDULE A TO PLEDGE AGREEMENT THE PLEDGED EQUITY

			JURISDICTION	PERCENTAGE	PERCENTAGE
	INTERESTS		OF	INTEREST IN	INTERESTS
	IN	CERTIFICATE	ORGANIZATION	COMPANY	IN COMPANY
NAME OF PLEDGOR	COMPANY	NO.	OR RESIDENCE	(VOTING)	(ECONOMIC)
CSAC Acquisition AZ Corp.	100%	N/A	Nevada	100%	100%

EXHIBIT A

FORM OF NOTE

(SEE ATTACHED)